FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number 000-21919

DF CHINA TECHNOLOGY INC.

(Translation of registrant’s name into English)

Units 3207-08, West Tower, Shun Tak Centre
168-200 Connaught Road
Central, Hong Kong, China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DF CHINA TECHNOLOGY INC.
NOTICE AND CALL OF SPECIAL SHAREHOLDERS’ MEETING
Proxy Statement
Proposals to be Considered at the Meeting.
Summary
Selected Financial Data
Management
The Industry
DiChain Software’s Position in its Industry
DiChain Software’s Products and Services
Sales and Marketing
DiChain Software’s Business Plan
Risk Factors
Management’s Recommendations
SIGNATURES

Information Distributed to Securityholders

On February 24, 2004, DF China Technology Inc. mailed to all shareholders the following proxy statement and the notice and call of special meeting of shareholders to be held in San Francisco on March 25, 2004.

DF CHINA TECHNOLOGY INC.

NOTICE AND CALL OF SPECIAL SHAREHOLDERS’ MEETING

TO: Shareholders of DF China Technology Inc.

     NOTICE IS HEREBY GIVEN that a Special Meeting of the Shareholders of DF China Technology Inc. will be held at 11:00 a.m., Thursday, March 25, 2004 at:

Four Seasons Hotel San Francisco
757 Market Street, San Francisco, California, USA 94103

for the purposes of considering and voting on the following propositions submitted by the directors for shareholder approval or rejection:

1.	To approve the acquisition, for 197,799,000 shares of our common stock, of all the outstanding capital stock of DiChain Software System (Shenzhen) Limited, a company established in the People’s Republic of China in 2001.

2.	To approve a stock consolidation (“reverse stock split”) pursuant to which each shareholder of our Company will be issued one new share of common stock to replace each five shares of common stock now outstanding.

3.	To approve an amendment to our current Stock Option Plan to increase from 10 percent to 20 percent of the outstanding number of shares of common stock of our company that may be placed under options pursuant to the Stock Option Plan.

4.	To consider and act upon any other matters which come before the meeting.

     Only the shareholders of record at the close of business on February 24, 2004 will be entitled to vote at the meeting.

     Your attention is called to the enclosed Proxy Statement and the Proxy solicited by the board of directors. Shareholders who do not expect to be personally present at the meeting are urged to fill in, date and return the accompanying Proxy, in the enclosed self-addressed envelope.

DATED: February 24, 2004

By Order of the Board
Y. S. Kwok
Secretary

Proxy Statement

This Proxy Statement is being sent to the shareholders of DF China Technology, Inc. (“our company,” “we”, “us” or “the company”) in connection with a special shareholders’ meeting to be held at 11:00 a.m., Thursday, March 25, 2004 at:

Four Seasons Hotel San Francisco
757 Market Street, San Francisco, California, USA 94103

Proposals to be Considered at the Meeting.

Special Factors

The directors of our company have determined that it is in the best interests of all shareholders that we direct our principal efforts to a second line of business. In this regard, the directors have considered several alternatives and have concluded that our greatest opportunity at this time is in the acquisition, solely for shares of our common stock, of DiChain Software System (Shenzhen) Limited (“DiChain Software”), a company established in the People’s Republic of China in 2001.

DiChain Software is affiliated with our company (i) through some directors that are common to both entities and (ii) through the direct or indirect ownership of shares of capital stock of both entities by DiChain Holdings Limited. It is always a sensitive matter when directors of a company are asked to vote on the terms of acquisition of another company when the directors are directors of both companies. In the case of the acquisition of DiChain Software by our company solely for common stock of our company, your directors have determined that the fairest method of valuing the two companies is by their net asset values (assets minus liabilities).

The purpose of the meeting is to consider and vote on proposals of the directors of the company to do the following:

•	Acquire, for 197,799,000 shares of our common stock, all the outstanding capital stock of DiChain Software.

•	Effect a stock consolidation (“reverse stock split”) pursuant to which each shareholder of our company will be issued one new share of common stock to replace each five shares of common stock now outstanding.

•	Amend our current Stock Option Plan to increase from 10 percent to 20 percent of the outstanding number of shares of common stock of our company that may be placed under options pursuant to the Stock Option Plan.

Summary

DiChain Software is engaged in the business of designing, manufacturing and selling computer software and hardware products and systems solutions for the supply chain management and logistics computer industry in China.

Its principal offices are located as follows: 3A Floor, Tower A, Skyworth Building, Gaoxin Avenue 1 South, Science and Technology Park, Nanshan District, Shenzhen, Guangdong Province, China 518057.

DiChain Software is owned by other corporations as follows:

DiChain Systems Limited (1)	68%
Farsight Holdings Limited	15%
Squadram Limited	9%
Earnest Investments Services Ltd.	8%

(1)	DiChain Systems Limited is 100% owned by DiChain Holdings Limited. DiChain Systems is affiliated with our company (i) through its 100% owner, DiChain Holdings, which directly and indirectly owns 4% of the common stock of our company and 68% of the common stock of DiChain Software and (ii) through directors that are directors both of DiChain Holdings and of our company..

There are presently outstanding approximately 47,670,000 shares of our company. We propose to issue 197,799,000 shares for the acquisition – which will be approximately 80.6 percent of the 245,469,000 shares to be outstanding after the acquisition.

This 80.6 percent allocation of our common stock to the shareholders of DiChain Software is consistent with our company’s and DiChain Software’s current net asset values in U. S. dollars as follows:

Our company	$3,970,000	19.68%
DiChain Software	$16,203,000	80.32%

Total:	$20,173,000	100.00%

DiChain Software had the following revenue and net profits in U.S. dollars during 2002 and 2003:

	2003 ('000)	2002 ('000)
Revenue	$3,846	$2,070
Net Profit	$1,453	$1,012

D F China Technology had the following revenue and net loss during 2002, and we estimate our revenue and net loss for the period 2003 in U. S. dollars will be as follows:

	2003 ('000)(E)	2002 ('000)
Revenue	$433	$846
Net Loss	$(391)	$(1,727)

After the acquisition, we propose a 1-for-5 stock consolidation, which will reduce the outstanding shares to 49,093,942.

Shareholder approval of the above will be sought at a special shareholders’ meeting. At the meeting management also will seek approval of an amendment to the Company’s stock option plan that would increase the number of shares that may be optioned from 10 percent to 20 percent of the outstanding shares of stock.

DiChain Software is an information technology application solution provider for the logistics and supply chain management industry in China, a rapidly growing industry. It has 210 employees with headquarters in Shenzhen and subsidiaries in Shanghai, Beijing, Dalian, Wuhan, Chengdu and Chongqing – the major cities in China. It has 300 clients and is rated by the IDC Group as the leading IT solution provider in logistics in China. It has more than 30 intellectual property patents pending.

Selected Financial Data

The following selected financial data is derived from the audited financial statements of DiChain Software for the 13-month period December 3, 2001 (date of inception) to December 31, 2002 and the fiscal-year period January 1, 2003 to December 31, 2003. Such financial statements of DiChain Software were not prepared in accordance with Generally Accepted Accounting Practices (GAAP) in the United States but, rather, in accordance with the Statement of Standard accounting Practices of Hong Kong. DiChain Software’s audited financial statements are being reconciled with U. S. GAP, but the process has not been completed. The figures are in U. S. dollars.

	13-Month Period From
	December 3, 2001 (date
	of inception) to	Fiscal Year Ending
	December 31, 2002	December 31, 2003
	$'000	$'000
Sales	2,070	3,846
Other operating income	701	1,567
Profit from operations	1,607	2,938
Interest paid on bank borrowings	(595)	(1,485)
Net profits	1,012	1,453
Total assets	37,816	46,470
Net assets	4,502	16,419
Capital and reserves	4,502	16,419

Management

DiChain’s senior management executives have, on the average, over 10 years of experience in the supply chain management and logistics operations field. The senior management persons of DiChain Software are as follows:

Chairman of the Board	Dr. Frank Fan

Dr. Fan is currently the Chairman and Chief Executive Officer of China Merchants DiChain (Asia) Limited, a company listed on the Stock Exchange of Hong Kong, Limited. Dr. Fan is responsible for overseeing the strategic development of DF China Technology Inc. He also serves as the Chairman and CEO of DF China Technology. He previously worked for China Merchants Group as an Executive Director and Chief Financial Officer and has substantial experience in financial management and business management. He holds a Ph.D. in Business Administration from the University of Southern California in the U.S.A.

President	Dr. Wei Wang

Dr. Wang joined the company in 2000. Prior to joining DICHAIN, Dr. Wang served as senior managers in several IT and consulting companies in Hong Kong and China. The companies he served including AT&T, Hong Kong government, OOCL Logistics, and Huawei Technology. Dr. Wang received his Ph.D. degrees in Industrial Engineering and Management from Hong Kong Technology University and Central China University.

Chief Technology Officer	Dr. Peng Lu

Dr. Lu has over 15 years of software industry experience including R&D, consulting, marketing, and executive management. He has strong technical background on enterprise software, Internet applications, and telecommunications. He is the co-founder of Entena Inc, a San Jose, CA based information technology company. He also held technology management positions with Oracle, Alcatel, and Tandem in the U.S. He received his Ph.D. degree in Industrial Engineering from McMaster University, in Canada.

Director, Implementation & Project Management	Mr. Wei Mi

Mr. Mi is responsible for IT solution implementation and project management in the company. He served as development and project manager for Kindee, the leading ERP solution company in China before he joined DICHAIN Software. Mr. Mi graduated from University of National Defense with a Master degree in Physics.

Director, Research & Development	Mr. Huibo Liu

Mr. Liu is responsible for the development of IT infrastructure and product development in the company. He served as a senior engineer at Intel Lab (Shanghai) and development manager at a Web solution company in Shanghai, China. Mr. Liu graduated from Nankai University with a bachelor degree in mathematics and a master degree of computer science.

Branch Manager, Southern China	Mr. Guanxi Yang

Mr. Yang manages the sales and marketing efforts in southern China territory as well as national sales and marketing channel and partnership. Mr. Yang has over 9 years experience in sales and marketing. He holds a MBA degree from Wuhan University.

Branch Manager, Northern China	Mr. Gang Wang

Mr. Wang is responsible for the operation of northern China branch. Prior to join the company, Mr. Wang served as deputy general manager of IT Logistics Company for COSCO, the largest logistics company in China. Mr. Wang graduated from Peking University with a master degree in Computer Science.

Branch Manager, East China	Mr. Huijun Zeng

Mr. Zeng manages the East China branch based in Shanghai. Previously he worked at Neosoft, one of the largest software OEM companies in China as project manager and engineer. He graduated from University of Information Technology of Dalian with a bachelor degree

Financial Controller	Mr. Xiuwen Xi

Mr. Xi is responsible for overall accounting and financial management of the company. Prior to joining the company, He has served in two foreign-owned companies as accounting manager. He graduated from University of Helongjiang with a bachelor degree of accounting.

The Industry

Since the implementation of the Open Door Policy, China has experienced exceptional growth in the past decade. Given China’s competitive cost advantage over many developed countries, it has become the global manufacturing base for multinational corporations around the world. As production volumes increase, efficient management of raw material sourcing and distribution become more critical. This fuels the growth of China’s logistics and supply chain management market.

With China’s accession to the WTO, it is expected that more foreign companies will invest and conduct businesses in China. This will further boost international trade, which demands a high level of coordination and control for optimal efficiency. Faced with increasing foreign competition, domestic Chinese companies realize that they have to improve their efficiency, flexibility and responsiveness to market changes in order to maintain their market share. An efficient dynamic supply chain is regarded as one of the most crucial factors to maintain or improve competitiveness.

Companies are forced to compete on the basis of their service, which is largely determined by time-delivery performance and shortened time throughout the supply chain process. Currently, logistics costs range from 30%-40% of total operating costs on average. In developed countries with advanced logistics infrastructure, this logistics cost is approximately 10% of total costs. By employing integrated solutions that combines e-logistics technologies and MIS software, Chinese companies can achieve significant operational efficiencies and cost savings. As a result, a huge demand for modern logistics has quickly emerged in China. According to World Bank, the Chinese logistics market is expected to grow at 20%-30% per annum versus a global average growth of 10%-15% over the next five to ten years. However, the logistics software market is expected to grow even faster. According to IDC, the Asia Pacific logistics software market is expected to grow at an annual rate of 35.9% for 2001-2006, higher than North America and Western Europe, which are expected to grow annually at rates of 25.0% and 26.9%, respectively.

Despite the growing demand of logistics software applications, China lacks sophisticated infrastructure and advanced technology in the logistics and supply chain management sector. There is no standardized logistics software platform available to create a common interface linking logistics systems with other operational and planning systems.

A rapid expansion in China’s road or land transportation sector demands a focus on routing efficiencies. It is estimated that 60% of the freight capacity in China lies idle, while its storage volume is five times that of the U.S. By applying information technology in managing logistics resources, including trucks, ships and warehouses, it is believed that the freight time between Northern and Southern China can be reduced by 7 to 10 days. Consequently, the level of inventory will decrease, resulting in the acceleration of capital flow.

DiChain Software’s Position in its Industry

DiChain Software is a leading IT software solution provider for the logistics and supply chain management industry in China. At present, the company has a total staff of over 200 and has established R&D centers in Dalian, Shanghai and Shenzhen, and many branch offices in Mainland China.

DiChain Software is the first company in China integrating GIS (Geographic Information System), GPS (Global Positioning System), Wireless and Web technologies, providing complete IT and consultancy solutions for the logistics operations and supply chain management. DiChain Software’s products and solutions have been deployed by more than 300 customers in China and Hong Kong, including some of the largest logistics, manufacturing, and distribution companies. DiChain Software was ranked by IDC (International Data Corporation), a U.S. based leading IT consulting firm, as one of the leading IT solution providers in logistics and supply chain management in China in 2002 and 2003. We believe it is positioned to become the major IT solution provider in China in the next 3 to 5 years.

The company has formed strategic alliances with some of the world’s famous enterprises, including IBM, GE, Oracle, HP, ILOG, DELL, Motorola, and China Mobile. These strategic partnerships enhance DiChain Software’s both technology and marketing ability.

DiChain Software’s Products and Services

DiChain Software’s main product line is its DAP® series. DAP® is the first domestic (that is, China) IT platform designed by applying international state-of-the-art technologies and modern management concepts into the standardization of logistics and supply chain management in China.

DAP® is the first standard IT platform in the logistics and supply chain industry in China.. The platform and its products have been deployed by over 300 major industry players and continue to gain the recognition.

DiChain Software’s existing product line includes the following software packages:

•	Distribution Center,

•	Truck Load,

•	Less-Than-Truck Load,

•	Warehouse Management,

•	Intelligent Transportation System, and

•	Distribution Resource Planning.

Sales and Marketing

DiChain Software sells its products and services through its own branch offices across China as well as through its partner channels. Currently, DiChain Software has 8 branch offices in the top 8 largest cities in China. DiChain Software conducts product promotion road shows and participates in industry trade shows regularly every year. DiChain also conducts selling through advertisements in the industry media and internet media, direct mailing, and electronic mailing.

DiChain’s revenue consists of software license revenue, implementation service revenue, annual maintenance revenue, consulting revenue, and hardware equipment revenue. Software license revenue is the largest.

DiChain Software’s Business Plan

DICHAIN Software proposes to continue to expand its existing business operation. The objective is to maintain its leading market position and to further increase its market share, sales revenue and operating profit. To do this, it proposes to do the following:

•	Continue to enhance its DAP platform technologically and continue to develop more products, applications and services based on the core technology.

•	Increase sales and marketing efforts by expanding sales channels and forming more sales partners with local companies across China

•	Continue to recruit and retain talents, not only from China but from worldwide.

•	Further extend its partnerships with international players in China to strengthen its technology and marketing efforts.

•	Growth through acquisition. The IT industry in China is very fragmented with many small to medium size companies. Some of them possess valuable technology, products, services as well as market channels. However, most of them lack of capital to grow their markets and further develop their technology and products. DiChain Software will utilize the funds from the capital market to consolidate the market players to create a well financed and positioned leading software company in China. Through the acquisition, DiChain Software will be able to expand the product lines as well as the market coverage. DiChain Software’s objective is to become one of the top three software solution providers in China in 2005

Our company, after the acquisition of DiChain Software, through growth in DiChain Software’s business, believes it will be one of the top three software companies in China by the end of 2005.

Risk Factors

While DiChain Software has exhibited impressive growth in a fast growing industry, there are still risks inherent in our acquiring that company. You should carefully consider the following risks before casting your vote to approve or not approve the proposals to be brought before the shareholders’ meeting.

Risks Factors relating to the business and operations of DiChain Software

•	As Dichain Software has a limited operating history, it is difficult to evaluate its business, and Dichain Software may face various risks, expenses and difficulties associated with early stage companies.

•	DiChain Software future revenues and operating results are unpredictable.

•	DiChain Software may make future acquisitions or enters into joint ventures that are not successful.

•	DiChain Software’s success is dependent on continuing to hire and retain qualified personnel, and if it is not successful in attracting and retaining these personnel, its business would be harmed.

•	DiChain Software’s ability to compete could be harmed if it is unable to protect and enforce intellectual property rights, or if it infringes intellectual property rights of others.

Risk factors relating to Technologies and Products

•	DiChain Software’s software is complex and may contain undetected errors.

Risks relating to the industry

•	Slower growth within China’s logistics and supply chain management market could harm DiChain Software’s business.

•	DiChain Software may face significant competition in China.

•	The longer time required to introduce new products could limit DiChain Software sales prospects.

Risks relating to China

•	DiChain Software’s operations are subject to various economic, political, regulatory and legal risks in China and logistics and supply chain management market therein.

•	Devaluation of the Renminbi and fluctuations in exchange rates could adversely affect our financial results.

Risks relating to the shares

•	DiChain Software may need to raise additional capital.

•	DiChain Software does not currently have an intention to pay dividends.

Management’s Recommendations

Management recommends a vote FOR each of the three proposals to be voted on at the meeting. The alternative to rejecting the proposals is the possible bankruptcy of the company. Our business of manufacturing and distributing hygienic paper products has never achieved the status of a fully integrated business, and our former management was never successful in solving the problem of acquiring the additional, considerable capital to fully integrate the business and become profitable.

By Order of the Board
Dr. FAN Di
Chairman & Chief Executive Officer

Date: February 24, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DF China Technology Inc.
	By:	/s/ Yam Sheung KWOK
Yam Sheung KWOK,
Date: March 9, 2004		Executive Director and Company Secretary